VIA EDGAR

                                   February 16, 2018

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Ashland Global Holdings Inc.
Form 10-K for the Year Ended September 30, 2017
Filed November 20, 2017
Form 8-K dated November 6, 2017
Form 8-K dated January 29, 2018
File No. 333-211719

Dear Mr. O’Brien:

Set forth below are responses from Ashland Global Holdings Inc. (“Ashland” or “we”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated February 7, 2018, concerning Ashland’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017 (the “2017 Form 10-K”), Ashland’s Form 8-K dated November 6, 2017 (the “November Form 8-K”) and Ashland’s Form 8-K dated January 29, 2018 (the “January Form 8-K”).

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response.  The Comments are highlighted in bold.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2017

Diluted EPS and Adjusted Diluted EPS, page M-8

Comment 1

Please define Key items and separately identify the significant reconciling items. Also, please see our comment below regarding the appropriateness of the tax discrete items which appear to be included in your Key items. See Table 8 in Exhibit 99.1 of your Form 8-K dated November 6, 2017.

Response 1

As requested, in future filings we will define the term “key items” in the diluted earnings per share (EPS) section preceding the table that details the adjustments to the U.S. GAAP calculation of diluted EPS.  In addition, we will separately identify the effect each key item has on the adjusted diluted EPS number.

U.S. Securities and Exchange Commission
February 16, 2018

The following is an example of prospective enhanced disclosures utilizing the 2017 Form 10-K filing information; we will include this enhanced disclosure in all future Form 10-Q and Form 10-K filings, beginning with our second quarter Form 10-Q filing for fiscal 2018:

The following table reflects the U.S. GAAP calculation for the loss from continuing operations adjusted for the cumulative diluted EPS effect for key items after tax that have been identified in the Adjusted EBITDA table in the previous section. Key items are defined as the financial effects from significant transactions that may have caused short-term fluctuations in net income and/or operating income which Ashland believes do not accurately reflect Ashland’s underlying business performance and trends. The Adjusted EPS for the loss from continuing operations in the following table has been prepared to illustrate the ongoing effects of Ashland’s operations.  Management believes investors and analysts use this financial measure in assessing Ashland's business performance and that presenting this non-GAAP measure on a consolidated basis assists investors in better understanding Ashland’s ongoing business performance and enhancing their ability to compare period-to-period financial results.
	Year ended
	September 30
	2017	2016	2015
Diluted EPS from continuing operations (as reported)	$(1.69)	$(4.51)	$(0.18)
Key Items:
Separation, restructuring and other costs, net	1.19	1.09	0.35
Unplanned plant shutdowns	0.18	-	-
Environmental reserve adjustments	0.09	0.15	0.10
Inventory fair value adjustment	0.07	-	-
Losses on pension plan remeasurements	0.07	1.33	1.87
Net loss on acquisitions and divestitures	0.06	0.19	0.94
Legal reserve	0.04	0.15	-
Impairment	-	2.75	0.10
Benefit/stock incentive adjustment	-	(0.11)	0.07
Customer claim adjustment	-	(0.08)	0.17
Debt refinancing costs	1.10	0.06	0.13
Tax indemnification adjustment	-	-	(0.25)
Tax specific key items	1.33	1.23	(0.09)
Total adjustments	4.13	6.76	3.39
Adjusted Diluted EPS from continuing operations (non-GAAP)	$2.44	$2.25	$3.21

The appropriateness of the tax discrete items included as “key items” is further described below in our response to Comment #3 – Fifth Bullet.

U.S. Securities and Exchange Commission
February 16, 2018

Statements of Consolidated Comprehensive Income (Loss) – caption review, page M-8

Comment 2

Please expand your disclosures on page M-11 to indicate how you calculated your effective tax rate (excluding key items) and why you believe this information is useful to an investor.

Response 2

As requested, in future filings we will expand our disclosures regarding the calculation of our effective tax rate (excluding key items) compared to the U.S. GAAP calculation of the effective tax rate.  In addition, in our use of non-GAAP measures section of our Form 10-Q and Form 10-K, we will describe why we believe this information is useful to an investor.

The following is an example of what this enhanced disclosure would look like in the 2017 Form 10-K filing; we will include this enhanced disclosure in all future Form 10-Q and Form 10-K filings, beginning with our second quarter Form 10-Q filing for fiscal 2018:

Key items are defined as the financial effects from significant transactions that may have caused short-term fluctuations in net income and/or operating income which Ashland believes do not accurately reflect Ashland’s underlying business performance and trends.  The effective tax rate (excluding key items), which is a non-GAAP measure, has been prepared to illustrate the ongoing tax effects of Ashland’s operations. Management believes investors and analysts use this financial measure in assessing Ashland’s business performance and that presenting this non-GAAP measure on a consolidated basis assists investors in better understanding Ashland’s ongoing business performance and enhancing their ability to compare period-to-period financial results.  The table below is a calculation of the effective tax rate (excluding key items) which includes certain adjustments for key items.

	2017	2016	2015
Loss from continuing operations before taxes	$(98)	$(308)	$(151)
Key items (pretax)	264	445	368
Adjusted income from cont. operations before taxes	$166	$137	$217

Income tax expense (benefit)	$7	$(25)	$(139)
Income tax rate adjustments: (a)
Tax effect of key items (pretax)	88	96	128
Tax specific key items:
Valuation allowances	21	(31)	21
Foreign dividends	(87)	-	(10)
Valvoline separation	(17)	(53)	-
Other	-	6	(4)
Total income tax rate adjustments	5	18	135
Adjusted income tax expense (benefit)	$12	$(7)	$(4)

Effective tax rate (excluding key items)	7%	-5%	-2%

(a) – For these adjustments a tax rate specific to the jurisdiction in which the key item originates is used.

U.S. Securities and Exchange Commission
February 16, 2018

FORM 8-K DATED NOVEMBER 6, 2017
FORM 8-K DATED JANUARY 29, 2018

Exhibit 99.1

NON-GAAP MEASURES

Comment 3

We have the following comments on your non-GAAP measures and related presentations:

•
With reference to your Outlook section, we note that you omit the most directly comparable GAAP measures and quantitative reconciliation with respect to your forward-looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. Please follow the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016;

•	Please revise your reconciliations in Table 5 to begin with your most comparable GAAP measures;
•	Please define “key items” and “discrete items” as used in Table 5. In this regard, we note Tables 7 and 8 refer readers back to Table 5 for information regarding these items;
•
Please reconcile the income tax expense of discrete items to your reconciliation of the statutory federal income tax with the provision for income taxes on page F-36 of your Form 10-K for the year ended September 30, 2017;

•
With reference to the nature of your tax discrete items as identified in Tables 5 and 8, please explain the appropriateness of adjusting continuing operations as well as EPS from continuing operations for this item; and

•
With reference to Table 8, please identify the Key items included in your reconciliation of Loss from continuing operations to Adjusted income from continuing operations. In this regard, it appears that “Key items” as used herein includes tax discrete items.

Please address the above bullets as they relate to the disclosures in Exhibit 99.1 of your Form 8-K dated January 29, 2018.

Response #3 – First Bullet

Regarding your first bulleted comment in Comment #3, we included within our earnings release the following disclosure regarding our Outlook section:

In addition, although Ashland provides forward-looking guidance for adjusted EBITDA, free cash flow and adjusted earnings per share, Ashland is not reaffirming or providing forward-looking guidance for U.S. GAAP-reported financial measures or a reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items that affect these metrics such as domestic and international economic, political, legislative, regulatory and legal actions.

U.S. Securities and Exchange Commission
February 16, 2018

Based on your reference to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 we will, in future filings, revise the foregoing disclosure as follows:

In addition, although Ashland provides forward-looking guidance for adjusted EBITDA, free cash flow and adjusted earnings per share, Ashland is not reaffirming or providing forward-looking guidance for U.S. GAAP-reported financial measures or a reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure.  Such reconciliations have not been included because Ashland is unable, without unreasonable efforts, to estimate and quantify the most directly comparable U.S. GAAP components, largely because predicting our future operating results is subject to many factors not in Ashland’s control and not readily predictable and that are not part of Ashland’s routine operating activities, including various domestic and international economic, political, legislative, regulatory and legal factors.

In addition, for greater prominence of this disclosure, in future filings where an Outlook section is provided we will move this language to the beginning of the Outlook section.  As a result, investors’ attention will be drawn to the qualification statements made within this disclosure before the data within the Outlook section is disclosed.

Response #3 – Second Bullet

Regarding your second bulleted comment in Comment #3, we respectfully submit that we have included a full reconciliation of Adjusted EBITDA to the most comparable U.S. GAAP measure in Table 7 within our earnings release disclosure.  Table 5 contains supplemental information for various income statement captions, breaking down the captions by segment to highlight to investors where key items were recorded.  We believe that starting with a net income reconciliation on Table 5 would be confusing to the investment community as net income is not segmented down to the reportable segment level within Ashland.

In order to ensure further transparency and prominence for the complete U.S. GAAP reconciliation of Adjusted EBITDA starting from net income, in future filings we will move Table 7 in our earnings release so that it is presented before Table 5, which will illustrate the U.S. GAAP reconciliation first in our presentation.  In addition, we will retitle Table 5 as “segment components of key items for applicable income statement captions” to avoid any confusion about what Table 5 is disclosing.

Response #3 – Third Bullet

Regarding your third bulleted comment in Comment #3, “key items” and “discrete items” as used in Table 5 of our quarterly earnings releases are defined by Ashland as follows:

Key Items – The financial effects from significant transactions that, either by their nature or amount, have caused short-term fluctuations in net income and/or operating income which Ashland does not consider to most accurately reflect Ashland’s underlying business performance and trends.  Further, management believes that providing supplemental information that excludes the financial effects of these items in the financial results will enhance the investor’s ability to compare financial performance between reporting periods.

Discrete Items (going forward, will be referred to as Tax Specific Key Items) – Tax specific financial transactions, tax law changes or other matters that fall within the definition of key items as described above.  These items relate solely to tax matters and would only be recorded within the income tax caption of the Statement of Consolidated Income.  In future filings, we will rename this term “Tax Specific Key Items”. As with all key items, due to their nature, Ashland does not consider the financial effects of these tax specific key items on net income to be the most accurate reflection of Ashland’s underlying business performance and trends.

U.S. Securities and Exchange Commission
February 16, 2018

In regards to the references in Table 7 and Table 8 referring readers back to Table 5, the financial effects of the key items and tax specific key items are captured in tables 5, 7 and 8 within our earnings release materials.  Table 5 contains supplemental information that further breaks down captions of the income statement by segment to explain to investors where key items occurred by segment.  Table 7 is the table that summarizes the U.S. GAAP reconciliations to the most comparable measure for Adjusted EBITDA on a consolidated and reporting segment basis.   Table 8 is the U.S GAAP reconciliation of the diluted earnings per share (EPS) calculation that is adjusted for the identified key items and discrete items noted on Table 5. In addition, table 8 provides a supplemental reconciliation in a summarized form of the key item effects on the income statement captions for operating income and loss from continuing operations.  The references made in Table 7 and Table 8 to Table 5 are intended to indicate to the investor where the supplemental segment information for key items can be located within our earnings release materials.

In future filings, we will include the definitions of Key Items and Tax Specific Key Items within the disclosures in order to provide increased transparency regarding management’s use and assessment of these terms as its relates specifically to Ashland’s financial results.

Response #3 – Fourth Bullet

Regarding your fourth bulleted comment in Comment #3, the following table presents a reconciliation of discrete items (i.e. tax specific key items) within the statutory federal income tax with the provision for income taxes summary on page F-36 of the 2017 Form 10-K:

	2017	2016	2015
Income tax computed at U.S statutory rate (35%)	$88	$96	$128
Net gain on divestitures	-	-	-
Uncertain tax positions	(1)	(9)	(4)
Foreign dividend and deemed dividend inclusions	(87)	-	-
Foreign tax credits	-	(15)	-
Valuation allowance changes (a)	7	(31)	21
Research & developments tax credits	-	4	(8)
State taxes	7	(16)	-
Goodwill impairment	-	(15)	-
International rate differential	-	-	-
Other items	(9)	4	(2)
	$5	$18	$135

(a)	– Includes $14 million of charges that were included in the “Valvoline separation” line in previous table for response #2, which is an activity based reconciliation.

In future filings of Form 10-K and Form 10-Q, we will include this table as supplemental information within the income tax discussion of Management’s Discussion and Analysis.

Response #3 – Fifth Bullet

U.S. Securities and Exchange Commission
February 16, 2018

Regarding your fifth bulleted comment in Comment #3, Ashland has adjusted for discrete items (going forward to be referred to as Tax Specific Key Items) from continuing operations and from diluted EPS in Table 5 and Table 8, respectively, as these items represent tax specific financial transactions, tax law changes or other matters that are deemed to be within the definition of key items.  These key items relate only to tax specific matters and would only be recorded within the income tax caption of the Statement of Consolidated Income.  As a result, these tax specific key items were termed “discrete items” within our disclosures.  These tax specific key items are identified and excluded from net income using the same approach and methodology that is used for other key items.  Specifically, we believe that excluding the financial effects of these items in the financial results provides investors and analysts with supplemental information to enhance their understanding of Ashland’s underlying business performance and trends as well as to better compare period-to-period financial results.

Response #3 – Sixth Bullet

Regarding your sixth bulleted comment in Comment #3, as requested, the following table presents a reconciliation of the “key items” identified in adjusting the loss from continuing operations within Table 8 of our earnings release presentation in the November Form 8-K and January Form 8-K.   Ashland confirms that, as suggested in this bulleted comment, the line item for key items in our reconciliation of Loss from continuing operations to Adjusted income from continuing operations included tax discrete items (now referred to as tax specific key items).

	Three months ended		Year ended
	September 30		September 30
	2017	2016	2017	2016
Loss from continuing operations	$(53)	$(344)	$(105)	$(283)
Separation and restructuring costs	10	26	74	69
Losses on pension plan remeasurements	6	76	4	84
Unplanned plant shutdowns	12	-	12	-
Inventory fair value adjustment	4	-	4	-
Impairment of Intermediates and Solvents	-	173	-	173
Environmental reserve adjustment	-	-	6	9
Legal reserve	-	-	3	9
Customer claim adjustment	-	-	-	(5)
Benefit/stock incentive adjustment	-	-	-	(7)
Debt refinancing costs	-	4	69	4
Net loss on acquisitions and divestitures	-	12	4	12
Tax specific key items	71	83	83	78
Adjusted income from continuing operations	$50	$30	$154	$143

	Three months ended
	December 31
	2017	2016
Loss from continuing operations	$(7)	$(65)
Separation and restructuring costs	10	15
Environmental reserve adjustments	8	-
Gain on post-employment plan remeasurement	-	(1)
Legal reserve	-	3
Debt refinancing costs	-	56
Tax specific key items	16	1
Adjusted income from continuing operations	$27	$9

U.S. Securities and Exchange Commission
February 16, 2018

As noted in Comment #3 – Third Bullet, in future filings, we will change the term “discrete items” within the income tax caption to “tax specific key items,” including within Table 5 and Table 8 of our earnings releases.  In addition, in future filings we will refer readers to Table 7 (which, as noted above, will occur before Table 5 in our earnings releases) for information regarding key items and tax specific key items.

******
We believe that the information contained in this letter is responsive to the Comments in the Comment Letter.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call Michael S. Roe, Associate General Counsel, or Michael A. Meade, Director of Financial Reporting, at (859) 815-3430 and (859) 815-3402, respectively, if you have any questions regarding this submission.

Sincerely,

/s/ J. Kevin Willis

J. Kevin Willis
Senior Vice President
and Chief Financial Officer

cc: Jenn Do
   Jeanne Baker